-FOR IMMEDIATE RELEASE-

ELRON TO REPORT THIRD QUARTER 2004 FINANCIAL RESULTS ON

NOVEMBER 10, 2004

Tel Aviv, November 4, 2004 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that it will be releasing its third quarter 2004 results on Wednesday, November 10, 2004.

The Company will also be hosting a conference call on Thursday, November 11, at 10:00 am EST. On the call, Mr. Doron Birger, President and CEO and Mr. Tal Raz, Vice President and CFO, will review and discuss the third quarter 2004 results and will be available to answer questions. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: 1-866 860 9642
In the UK: 0-800 917 5108
In Israel: 03-918 0610
International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Monday, November 15, 10:30 am ET. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256 (UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT Software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555;
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com